SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)[1]

QUIPP, INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

748802105
(CUSIP Number)

December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ]   Rule 13d-1(b)
[ X ]   Rule 13d-1(c)
[     ]   Rule 13d-1(d)

[1]The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 748802105

1.     Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Scion Capital, LLC

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) ___

        (b) ___

3.     SEC Use Only

4.     Citizenship or Place of Organization

        Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. 6. 7. 8.	Sole Voting Power: Shared Voting Power: Sole Dispositive Power: Shared Dispositive Power:	122,712 122,712

9.     Aggregate Amount Beneficially Owned by Each Reporting Person

        122,712

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          ___

11.     Percent of Class Represented by Amount in Row (9)

           8.62%

12.     Type of Reporting Person (See Instructions)

           OO

Item 1.

        (a) Name of Issuer

        Quipp, Inc.

        (b) Address of Issuer’s Principal Executive Offices

        4800 N.W. 157th Street
        Miami, FL 33014

Item 2.

        (a) Name of Person Filing

        Scion Capital, LLC

        (b) Address of Principal Business Office or, if none, Residence

        20400 Stevens Creek Blvd., Suite 840
        Cupertino, CA 95014

        (c) Citizenship

        Delaware

        (d) Title of Class of Securities

        Common Stock, par value $.01 per share

        (e) CUSIP Number

        748802105

Item 3.     If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	Investment company registered under section 8 of the Investment Company Act, (15 U.S.C. 80a-8);
(e)	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Not applicable Item 4. Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	122,712
Scion Capital serves as investment manager to Scion Value Fund, a Series of Scion Funds, LLC and Scion Qualified Value Fund, a series of Scion Qualified Funds, LLC, both of which are private investment companies (the "Funds"). In its role as investment manager, Scion Capital possesses voting and/or investment power over the securities of the Issuer described in this schedule that are owned by the Funds. All securities reported in this schedule are owned by the Funds.

(b)	Percent of class:	8.62% (based on 1,423,775 shares outstanding at November 3, 2004 according to Issuer's quarterly report on Form 10-Q for the quarter ended September 30, 2004).
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote		122,712
	(ii) Shared power to vote or to direct the vote		0
	(iii) Sole power to dispose or to direct the disposition of		122,712
	(iv) Shared power to dispose or to direct the disposition of		0

Item 5.     Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ___.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

        Scion Capital serves as investment manager the Funds. In its role as investment manager, Scion Capital possesses voting and/or investment power over the securities of the Issuer described in this schedule that are owned by the Funds. All securities reported in this schedule are owned by the Funds.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not applicable

Item 8.     Identification and Classification of Members of the Group.

        Not applicable

Item 9.     Notice of Dissolution of Group.

        Not applicable

Item 10.     Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2005 (Date) /s/ Michael J. Burry (Signature) Dr. Michael J. Burry, Managing member